Exhibit 3(i)(b)

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE

OF INCORPORATION

OF

CLEAN DIESEL TECHNOLOGIES, INC.

Clean Diesel Technologies, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby does certify:

FIRST: The name of the corporation is Clean Diesel Technologies, Inc.  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 19, 1994.  A Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on March 21, 2007 (the “Restated Certificate”).

SECOND: That the Board of Directors of the Corporation on April 20, 2007 duly adopted resolutions setting forth a proposed amendment of the Restated Certificate, declaring said amendment to be advisable and in the best interests of the Corporation, and authorizing the distribution of a resolution to the stockholders of the Corporation for consideration thereof.

THIRD: That a majority of the stockholders of the Corporation entitled to vote thereon, at the annual meeting of the stockholders held on June 7, 2007, voted to authorize said amendment in accordance with the provisions of Section 211 of the General Corporation Law of the State of Delaware.

FOURTH: That the said amendment was duly adopted in accordance with the applicable provisions of Sections 211, 222 and 242 of the General Corporation Law of the State of Delaware.  The Restated Certificate is hereby amended as follows:

The introductory paragraph of Article 4 is hereby deleted in its entirety and replaced with the following:

“4. The corporation shall have authority to issue the total number of Twelve Million One Hundred Thousand (12,100,000) Shares of the par value of $0.01 per share, amounting in the aggregate to One Hundred Twenty One Thousand Dollars ($121,000), and of such shares Twelve Million (12,000,000) shall be designated as Common Stock and One Hundred Thousand (100,000) shall be designated as preferred stock. Effective at 6:00 p.m. (Eastern Time) on the date of filing of this Certificate of Amendment (such time, the “Effective Time”), every five (5) shares of Common Stock outstanding immediately prior to the Effective Time (such shares, the "Old Common Stock") shall automatically without further action on the part of the Corporation be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional shares described below. From and after the Effective Time, certificates representing the Old Common Stock shall, without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of Common Stock not evenly divisible by five (5), will be entitled to receive cash in lieu of fractional shares at the value thereof on the date of the Effective Time as determined by the Board of Directors.”

FIFTH:  the Restated Certificate is hereby ratified and confirmed in all other respects.

[Signature page follows.]

IN WITNESS WHEREOF, this Corporation has caused this Certificate to be duly executed this 15th day of June 2007.

CLEAN DIESEL TECHNOLOGIES, INC.

By:	/s/ Charles W. Grinnell
Name: Charles W. Grinnell
Title: Vice President and Secretary